November 18, 2019

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States of America

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States of America

as representatives of the several underwriters

VIA EDGAR

Mr. Dan Morris

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

United States

Re:	GSX Techedu Inc. (CIK No. 0001768259)

Registration Statement on Form F-1 (File No. 333-234755)

Ladies and Gentlemen:

We hereby join GSX Techedu Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on November 20, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 245 copies of the Company’s preliminary prospectus dated November 18, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative to the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

As representative to the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.
(Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Edward Byun
Name:	Edward Byun
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

As representative to the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Shao Lei
Name:	Shao Lei
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request]